9605 Scranton Road, Suite 300

San Diego, California 92121

December 30, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess

Re:	Inseego Corp.

Registration Statement on Form S-4

File No. 333-214966 (the “Registration Statement”)

Dear Mr. Shainess:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Inseego Corp. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 4:00 p.m., New York City time, on January 4, 2017, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Very truly yours,

INSEEGO CORP.

By:	/s/ Lance Bridges
Name:	Lance Bridges
Title:	Senior Vice President, General Counsel and Secretary

cc:	Teri O’Brien, Paul Hastings LLP

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